VIA EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Re: Resources Connection, Inc.
File No. 000-32113
Form 10-K for Fiscal Year Ended May 30, 2009
Filed July 29, 2009
Definitive Proxy Statement on Schedule 14A
Filed September 10, 2009
Form 10-Q for Fiscal Period Ended November 28, 2009
Filed January 7, 2010
Form 10-Q for Fiscal Period Ended February 27, 2010
Filed April 2, 2010
Form 8-K
Filed November 24, 2009
Form 8-K/A
Filed January 5, 2010
Dear Mr. Owings:
On behalf of Resources Connection, Inc. (the “Company”), this supplemental letter serves to provide written response to the questions of the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) during telephonic conversations with Staff related to certain of our written responses to the Staff letter dated June 4, 2010 (the “Staff’s Letter”) regarding our Form 10-K for fiscal year ended May 30, 2009, Definitive Proxy Statement on Schedule 14A, Form 10-Q for Fiscal Period Ended November 28, 2009, Form 10-Q for Fiscal Period Ended February 27, 2010, Form 8-K, and Form 8-K/A. We have summarized the Staff’s questions preceding the Company’s response below.
Please describe to us the method used to value and the key assumptions used in the valuation of the non-competition agreements entered into with Mr. Sitrick and Mr. Brincko.
17101 Armstrong Avenue, Irvine CA 92614
telephone 714-430 6400 facsimile 714 428 6090 www.resourcesglobal.com

The non-competition agreements were valued using a variation of the income approach, referred to as the lost profits method. Under this approach, the value of the non-competition agreements is the difference between the business cash flows with the agreements in place and the business cash flows without the agreements in place, taking into account the estimated probability that the parties will opt to compete. We believe this approach is the appropriate method to estimate the economic or fair value of the non- competition agreements. The valuation is reflected in Exhibit A, which has been submitted to the Commission pursuant to a Confidential Treatment Request pursuant to FOIA Rule 83.
To quantify the lost profits, we assessed:
A.	The estimated impact on the Company’s business if the sellers chose to compete; and

B.	The likelihood of the Sellers competing by taking into account ability, feasibility and desire of the Sellers
We estimated that the percentage of the business affected by competition would be high because of the Sellers’ personal reputations and relationships in the industry. We estimated that the likelihood of the Sellers competing in absence of the non-compete is low for the following reasons:
1.	Mr. Sitrick and Mr. Brincko are ages 62 and 67, respectively. Based upon our discussions with them during our negotiations, we believe they were desirous of “monetizing” their respective businesses as a means of diversifying and maximizing the value within their respective businesses. Through their decision to enter into the business combination, we believe Mr. Sitrick and Mr. Brincko concluded the most economically advantageous method to maximize their business’ value was to enter into a sale transaction which provides for significant synergies, versus to operate independently. Further, given both Mr. Sitrick’s and Mr. Brincko’s age, we believe it is unlikely they would exit the combined business and compete at this stage in their lives furthermore, they have no history of selling and starting new companies since forming their respective businesses: 20 years ago (Sitrick) and 30 years ago (Brincko).
2.	Negotiations transpired over an extended period, breaking off on several occasions due to business valuation differences. Mr. Sitrick consistently returned to negotiations, commenting the combined synergies were too great not to pursue. For this reason, we believe the Sellers accepted almost one half the purchase price in the form of contingent consideration. Furthermore, the inclusion of an element of contingent consideration would best allow them to demonstrate and capture the value that they believe is inherent in their businesses.
3.	To further reduce the likelihood that the Sellers would exit the combined company post acquisition and compete, Resources insisted that 35% of the initial consideration be paid in common stock with resale restrictions. The resale restrictions lapse solely after the passage of time. We believed the potential decline in the value of the restricted stock held by the Sellers which would likely occur upon their exit to start a competing business also significantly reduces the likelihood the parties would exit the combined company and compete post acquisition.

4.	Although we believe the terms of the transaction, as well as the Sellers’ ages, provide the economic incentive for the Sellers to not compete, the Company desired that formal non- competition agreements be put in place in order to legally protect itself, even in the highly unlikely event the Sellers chose to exit the business and compete post acquisition.
Consequently, we believe the transaction structure places significant incentive for the Sellers to continue to be associated with the acquired business and not compete against the Company. Primarily for these reasons, we believe it is a very low probability that Sitrick and Brincko would exit the combined business post acquisition and compete which is reflected in our “lost profits” cash flow forecast.
Please tell us how the Company will account for the Brincko Earn-out Floor in the amount of $2,250,000 which is payable in the event no contingent consideration is payable at the end of the earn-out measurement period and if Mr. Brincko has remained employed by the Company during the earn-out measurement period.
The Company will record as compensation expense the Brincko Earn-out Floor during the remaining service period obligation of Mr. Brincko, from such date it is determined that it is probable that no contingent consideration will be payable to the Sellers. To date, the Company believes payment of contingent consideration is probable and our estimate of the fair value of contingent consideration payable is recorded on our balance sheet. We will estimate the fair value of the contingent consideration each reporting period. As of the date we determine the fair value of contingent consideration to be zero, we will begin to record the Brincko Earn-out Floor amount over Mr. Brincko’s remaining service period (the remainder of the earn-out measurement period).

Additionally, we acknowledge that: The Company is responsible for the adequacy and accuracy of the disclosure in our filings; the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (714) 430-6500 with any questions or comments regarding this letter.

Sincerely,
/s/ Nathan Franke
Executive Vice President and Chief Financial Officer
Resources Connection, Inc.